

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

January 5, 2010

> **Re: PCTEL, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-27115**

Dear Mr. Schoen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director